Exhibit 99.9

NICE Unveils ENLIGHTEN Fraud Prevention Powered by AI and Voice Biometrics
to Empower Contact Centers in Safeguarding Consumers

Using AI-enabled interpretive and predictive models and advanced voice biometrics, the new solution continuously scans millions of calls to proactively identify fraudulent behavior and protect brand reputation

Hoboken, N.J., November 19, 2020 – NICE (Nasdaq: NICE) today unveiled ENLIGHTEN Fraud Prevention, an innovative new solution for automatic and continuous fraudster detection and exposure. Bringing together NICE ENLIGHTEN's comprehensive Customer Engagement AI platform with the company’s voice biometrics capabilities, the solution continuously scans millions of calls to accurately pinpoint suspicious behavior and uncover previously unidentified fraudsters. Adopting a proactive approach, NICE ENLIGHTEN Fraud Prevention significantly reduces fraud losses and handling time while protecting consumers and improving their experience.

“Contact center fraud is growing in frequency, breadth and sophistication,” observes Dan Miller, Lead Analyst at Opus Research. “NICE ENLIGHTEN Fraud Prevention stands out as an integrated, pre-emptive AI-based Fraud Prevention solution that actively prevents malicious activities with minimum additional effort from customers.”

Unlike most technologies that focus on a single call, NICE ENLIGHTEN Fraud Prevention includes powerful AI interpretive and predictive models that scan millions of voice interactions over time to detect abnormal, risky behavior including requests to change addresses or authentication methods without relying on agents to manually capture dispositions. NICE's Proactive Fraudster Exposure voice biometrics capability included within the solution is then used to expose perpetrators and create a ranked and prioritized list of suspected fraudsters. Importantly, the solution is self-training, constantly learning from identified behaviors, continuously updating its AI models and thus consistently improving results. With this novel solution, organizations can protect customers from account takeover and prevent exposure of personally identifiable information, reduce fraud losses, optimize fraud analyst team efficiency and safeguard brand loyalty.

"We are proud to bring yet another market-first offering with NICE ENLIGHTEN Fraud Prevention," Barry Cooper, President, NICE Enterprise Group, said. "NICE ENLIGHTEN is NICE’s AI platform with models specific to the Customer Engagement domain. A number of solutions across our portfolio are being infused with AI from NICE ENLIGHTEN including our Proactive Fraudster Exposure solution. NICE ENLIGHTEN Fraud Prevention ensures that fraudsters are rapidly and proactively stopped in their tracks so organizations can protect their customers and their brand. We believe that by bringing AI to Fraud Prevention we provide organizations with the agility that makes it even more difficult for the fraudsters to win."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.